The Greenbrier Companies, Inc. One Centerpointe Drive Suite 200 Lake Oswego Oregon 97035 503 684 7000 Fax 503 684 7553

March 6, 2024

Ms. Claire Erlanger and Ms. Melissa Gilmore

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	The Greenbrier Companies, Inc.

Form 10-K for the Year Ended August 31, 2023

Form 8-K furnished October 25, 2023

File No. 001-13146

Dear Ms. Erlanger and Ms. Gilmore:

We are responding to the comments set forth in your letter on January 22, 2024. For ease of reference, we have repeated the SEC Staff’s comment in bold text preceding our response.

Form 10-K for the Year Ended August 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Maintenance Services Segment, page 37

1.

We note your disclosure that Maintenance Services revenue increased $58.7 million or 16.9% for the year ended August 31, 2023 compared to the prior year. You disclose that “the increase was primarily attributed to improved pricing and higher volumes. This was partially offset by lower scrap metal pricing in the current year.” When more than one factor is responsible for the change in an income statement line item, please revise future filings to quantify each of the contributing factors, including any offsetting amounts. Please ensure this change is made throughout your MD&A discussion.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with our Form 10-Q for the interim period ended February 29, 2024, we shall describe and quantify, where possible, the extent to which each material factor contributed to the overall change between periods in an income statement line item, including any offsetting factors. In particular, we will provide quantification when there are factors that offset one another. We will ensure this change is made throughout our MD&A discussion. For certain items, such as changes in pricing and volume, it is often not possible for the impact to be measurable with sufficient precision due to fluctuations in product mix.

Ms. Claire Erlanger and Ms. Melissa Gilmore

Securities and Exchange Commission

March 6, 2024

The following is an illustrative example of the expanded disclosure we will incorporate into future filings in the MD&A. Expanded portions of the disclosure are underlined below.

“Maintenance Services revenue increased $58.7 million or 16.9% for the year ended August 31, 2023 compared to the prior year. The increase was primarily attributed to improved pricing and higher volumes. This was partially offset by lower scrap metal pricing in the current year which negatively impacted revenue by approximately $12.5 million for the year ended August 31, 2023.”

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Investment in Unconsolidated Affiliates, page 55

2.

We note that investments in unconsolidated affiliates include your 60% interest in Greenbrier-Maxion. Please explain to us, and revise future filings to disclose, why you do not consolidate this investment. As part of your response, please include consideration of your 29.5% interest in Amsted-Maxion Cruzeiro which owns 40% of Greenbrier-Maxion. See guidance in ASC 810-10-15-10(a).

The Company acknowledges the Staff’s comment and advises the Staff that the Company considered the guidance in ASC 810-10-15-10(a) and determined that Greenbrier-Maxion meets at least one of the criteria of a Variable Interest Entity (VIE) as defined in ASC 810-10-15-14. Accordingly, the consolidation guidance included in the VIE Subsections of ASC 810-10-25 was applied. Although the Company holds an 11.8% indirect and 60% direct ownership interest in Greenbrier-Maxion, the governance provisions of Greenbrier-Maxion require that all significant decisions are subject to shared consent of its shareholders. We concluded that we are not the primary beneficiary as defined in ASC 810-10-25-38, as the activities of Greenbrier-Maxion are more closely aligned with the other shareholders and, therefore, do not consolidate our investment in Greenbrier-Maxion.

Consistent with the disclosure included in our Form 10-K for the year ended August 31, 2017, the following text underlined is an illustrative example of the disclosure we will incorporate into future filings, beginning with our Form 10-K for the year ended August 31, 2024.

Ms. Claire Erlanger and Ms. Melissa Gilmore

Securities and Exchange Commission

March 6, 2024

“In May 2017, the Company completed a $20 million investment in Greenbrier-Maxion, a railcar manufacturer in Brazil resulting in an increase in the Company’s ownership interest from 19.5% to 60%. Greenbrier-Maxion also assembles bogies and offers a range of aftermarket services including railcar overhaul and refurbishment. The Company does not consolidate Greenbrier-Maxion for financial reporting purposes and accounts for its interest under the equity method of accounting as the entity’s governance provisions require that all significant decisions of Greenbrier-Maxion are subject to shared consent of its shareholders.”

Note 19. Segment Information, page 75

3.

We note from your fourth quarter 2023 earnings release and earnings call transcripts in both fourth quarter 2023 and first quarter 2024, that you appear to have devoted a portion of your production lines to the refurbishment of large railcars. It also appears that you do not consistently record this refurbishment revenue as either manufacturing segment revenue or maintenance segment revenue, but instead record the revenue based on the primary activity of the facility. We also note that the revenue related to these refurbishments may have higher margins than the production of new railcars. Please tell us what consideration you gave to separately breaking out refurbishment revenue in the notes to the financial statements under the guidance in ASC 606-10-50-5 and ASC 280- 10-50-40. Also, if material, please consider discussing the impact these refurbishments have on the changes in revenue and/or margin between periods, as part of your MD&A disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that the Company considered the guidance in ASC 606-10-50-5 when determining its disclosures related to the disaggregation of revenue. The Company advises the Staff that refurbishment revenue recognized during the fiscal year ended August 31, 2023 was insignificant to revenue and margin during the period representing less than 1% of both total revenue and total margin for the year ended August 31, 2023. We further advise the Staff that the comments made during our earnings calls were in reference to forward-looking statements we made around our expectations for financial results in 2024.

The Company will continue to evaluate the disclosure of disaggregated revenue in future filings in accordance with the guidance in ASC 606-10-50-5 and ASC 280-10-50-40. This will include consideration of ASC 606-10-55-89 through 55-91. Further, to the extent material, we will disclose the impact of refurbishments on revenue and / or margin as part of our MD&A disclosure.

Ms. Claire Erlanger and Ms. Melissa Gilmore

Securities and Exchange Commission

March 6, 2024

Form 8-K furnished October 25, 2023

Exhibit 99.1 Earnings Release, page 1

4.

We note your disclosure of recurring revenue for the year ended August 31, 2023 as well as a financial target for this amount. When disclosed in future filings, please revise to define “recurring revenue.”

The Company acknowledges the Staff’s comment and advises the Staff that when disclosed in future filings, we will include a definition of “recurring revenue”.

The following is an illustrative example of the disclosure we will incorporate into future filings.

“Recurring revenue is defined as Leasing & Management Services revenue excluding the impact of syndication transactions.”

As requested in your letter, we hereby acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that neither your comments, nor our changes in response to your comments, foreclose the Securities and Exchange Commission from taking any action with respect to our filings. We agree that your comments may not be asserted as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that this letter is fully responsive to your comments. If you have any further questions or comments or would like additional clarification, please contact me at (503) 207-2002.

Sincerely,

/s/ Adrian J. Downes

Adrian J. Downes
Senior Vice President, Chief Financial Officer

cc:	Chris Rogers, KPMG

Jonathan Ko, Paul Hastings